EXHIBIT 8.1

LIST OF EDAP TMS S.A. SUBSIDIARIES

(as of April 7, 2021)

Name of Subsidiary	Jurisdiction of Incorporation

EDAP TMS France S.A.S.	France
EDAP Technomed, Inc.	United States
EDAP Technomed Co. Ltd.	Japan
EDAP Technomed Sdn Bhd	Malaysia
EDAP Technomed Srl(1)	Italy
EDAP TMS GmbH	Germany

(2) EDAP Technomed Srl is not operational and is currently in liquidation.